EXHIBIT 99.8
Casey Capital, LLC Responds to Essex Rental Corp. April 10 Announcement of Evaluation of Strategic Alternatives for Essex Crane Rental Corp.

NEW YORK, April 13, 2015 /PRNewswire/ -- Casey Capital, LLC (together with its affiliates and other participants in its solicitation, "Casey Capital"), beneficial owners of approximately 5.9% of the outstanding shares of common stock of Essex Rental Corp. (NASDAQ: ESSX) ("Essex" or the "Company"), on April 13, 2015 delivered a letter to the Company responding to the Company's April 10, 2015 press release announcing it would be evaluating strategic alternatives for Essex Crane Rental Corp., one of the Company's two operating subsidiaries. The full text of Casey Capital's letter is included below and appears as an exhibit to Casey Capital's Amendment No. 4. to Schedule 13D as filed with the Securities and Exchange Commission.

April 13, 2015

Essex Rental Corp.
Board of Directors
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089

Gentlemen:
We believe the updates provided in the press release published April 10, 2015 by Essex Rental Corp. ("ESSX" or the "Company") continue to demonstrate that the current Board of Directors is unable to and has no interest in maximizing stockholder value.
The press release announces that the Company has chosen not to pursue strategic alternatives for the entire company, electing instead to do so only for its subsidiary Essex Crane Rental Corp. This is despite the fact that the Company's two operating subsidiaries are likely worth significantly more together to certain buyers. We believe certain members of the Board, specifically the special purpose acquisition company ("SPAC") founders Laurence Levy and Ed Levy, recognize this reality but prefer not to maximize stockholder value. Instead, their priority is to maintain their positions on the Board so that they can continue to extract unreasonable compensation and fees from Essex.
Laurence Levy and Ed Levy each collect an egregious $200,000 annually in director compensation from Essex, a company with a market capitalization under $35 million. They each receive $75,000 for serving on the Board and $50,000 for serving on the Strategic Planning and Finance Committee. On top of that, they each are paid an additional $75,000 for serving as co-chairmen of this committee, which has just three members yet somehow requires two chairmen. In addition, the Company leases office space in New York City from Hyde Park Real Estate LLC ("Hyde Park"), an affiliate of Laurence Levy. In 2012 the Company agreed to pay Hyde Park $8,000 per month. This fee was recently raised 37.5% to $11,000 per month in November 2014. We question why this expensive office space is required for a small company headquartered in Illinois and whether Essex exercised independent judgment in entering into this lease agreement.
The April 10, 2015 press release reports that Dan Blumenthal and John Nestor, directors of the Company since 2008 and 2009, respectively, will not stand for reelection to the Board in 2015. The Company purports to be interested in director candidates with strong credentials in the equipment rental sector, and that as a result of the changes, the Board will be optimally positioned. This move to find directors with more expertise in the Company's business is undoubtedly a positive one. However, we believe this was done only to give the appearance that the SPAC founders, Laurence Levy and Ed Levy, have stockholders' best interests at heart. In reality, this is an attempt to appease investors so they can maintain their own seats on the Board, thus maintaining their $532,000 in annual compensation and related party payments. If the Company were truly run in the best interests of stockholders and the Board truly had a "commitment to responsible corporate governance," more qualified individuals should have been nominated to the Board years ago, not simply when Laurence and Ed Levy's golden goose is threatened by stockholder pressures.
The Board believes replacing two directors with private equity backgrounds and no industry experience can improve the Company's corporate governance and optimally position the Company for the future. If this were truly the Board's objective, we question why the Board has chosen not to replace Laurence or Ed Levy, who have private equity backgrounds and no equipment rental industry experience.
We believe we have submitted the slate of nominees that can maximize ESSX stockholder value, and we would be disappointed if the Board were to attempt to delay our nominees' election, notwithstanding the statement in Essex's Annual Report on Form 10-K that the 2015 Annual Meeting of Stockholders is to be held on June 4, 2015. Time is an important factor in an investment's return, and it is our aim to maximize returns to ESSX stockholders. While we remain eager to discuss our proposals, the Board has continued to refuse to communicate with us.
We continue to believe that our nominees for the Board will best position the Company to maximize stockholder value.

Sincerely,
/s/ Kevin M. Casey
Kevin M. Casey

Keating Muething & Klekamp is acting as legal advisor to Casey Capital.

About Casey Capital, LLC

Casey Capital is an investment manager based in Sherman, Connecticut, founded in 2002 by Kevin Casey. Casey invests in high quality but underperforming public companies that have multiple levers to unlock shareholder value. The firm seeks to engage with the management, boards, and shareholders of companies in a constructive dialogue in order to enhance shareholder value through improved operational efficiencies, strategic divestitures, capital structure optimization and increased corporate focus.

Cautionary Statement Regarding Opinions and Forward-Looking Statements
Certain information contained herein constitutes "forward-looking statements" with respect to Essex, which can be identified by the use of forward-looking terminology such as "may," "will," "seek," "should," "could," "expect," "anticipate," "project," "estimate," "intend," "continue" or "believe" or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. The opinions of Casey Capital are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision. This material does not recommend the purchase or sale of any security. Casey Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Casey Capital disclaims any obligation to update the information contained herein. Casey Capital and/or one or more of the funds it manages may purchase additional Essex shares or sell all or a portion of their shares or trade in securities relating to such shares.

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Investor Contact:
Casey Capital, LLC
Kevin Casey
646-825-4630

CASEY CAPITAL, LLC ("CASEY CAPITAL") INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF ESSEX RENTAL CORP. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CASEY CAPITAL, KEVIN CASEY AND RELATED PARTICIPANTS IN THE SOLICITATION (COLLECTIVELY, THE "PARTICIPANTS"), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, D.F. KING & CO., INC., CASEY CAPITAL'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING D.F. KING AT (212) 269-5550 OR TOLL-FREE AT (866) 406-2283.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN THE SCHEDULE 14A TO BE FILED BY CASEY CAPITAL WITH THE SEC. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.